Exhibit 99.1
Eucalyptus fiber

agenda Highlights 3Q23 Business Strategy Financial Management

agenda Highlights 3Q23

With a new drop, cash cost reaches a lower level than same quarter last year suzano

SALES VOLUME

Pulp:
2.5 million tons
(vs. 2.8 million tons 3Q22 and 2.5 million tons 2Q23)

Paper[1]:
272 thousand tons
(vs. 299 thousand tons 3Q22 and 263 thousand tons 2Q23)

Pulp Inventory:
Below optimum operational levels

OPERATING PERFORMANCE

Adjusted EBITDA:
R$3.7 bn
(vs. R$8.6 bn 3Q22 and R$3.9 bn 2Q23)

Operating cash generation[2]:
R$1.9 bn
(vs. R$7.2 bn 3Q22 and R$2.2 bn 2Q23)

Cash cost ex-downtimes:
R$861/ton
(vs. R$883/ton 3Q22 and R$918/ton 2Q23)

FINANCIAL MANAGEMENT

Liquidity[3]:
US$6.3 bn
(vs. US$4.7 bn 3Q22 and US$6.3 bn 2Q23)

Net debt:
US$11.5 bn
(vs. US$10.7 bn 3Q22 and R$11.3 bn 2Q23)

Leverage[4]:
2.7x in US$
(vs. 2.1x in US$ 3Q22 and 2.2x in US$ 2Q23)

[1] Excluding Consumer Goods. | [2] Operating Cash Generation = Adjusted EBITDA less Sustaining Capex. | [3] Considers Finnvera credit line. | [4] Net Debt / Adjusted EBITDA in the last twelve months.

4

agenda Business Strategy

6 Challenges of a growing company... CAPITAL ALLOCATION & CULTURE

Source: ¹illustration based on Founder’s Mentality (Bain & Company) Agility Trend towards a more complex organization Net benefits of size Founder’s mentality¹ HIGH HIGH LOW Focus Purpose: Culture drivers It´s only good for us if it´s good for the world People who inspire and transform Create and share value Renewing life inspired by trees Processes streamlining & Leadership development Value creation through culture development Innovation Talent development 7

Strategic avenues Play a leading role in sustainability Be “Best-in-Class” in the Total Pulp Cost vision Maintain relevance in Pulp Expand boldly into New Markets Advance in the links of the chain, always with competitive advantage

Expand boldly into New Markets

New bio businesses development Textile & MFC Lignine Carbon & Biomas Bio oil & Green energy 1 Excluding Consumer Goods. | 2 Operating Cash Generation = Adjusted EBITDA less Sustaining Capex. | 3 Considers Finnvera credit line. | 4 Net Debt / Adjusted EBITDA in the last twelve months. 10

TOP1 OPEN CORPS INNOVATION ON PULP & PAPER SECTOR TOP3 on total ranking TOP1 BRAZILIAN INNOVATIVE COMPANY MOST RECENT AWARD FROM BRAZIL’S NATIONAL CONFEDERATION OF INDUSTRY (CNI) Core business operations Universities & R&D centers Start-ups & Entrepreneurs Innovation Hubs & Accelerators Canada R&D Israel R&D Brazil R&D (4 centers) China Innovability Hub Suzano Ventures accelerates new bio businesses and core competitiveness 11

Significant, diverse and global deal flow Source: Internal data, updated on September 14, 2023 Startups Scouted 351 Investments in start-ups foster business avenues Start-ups: vertical distribution – Total deal flow 13% 33% 36% 18% Biomaterial Packaging Forest Tech Carbon According to main office location Start-ups: Regional distribution 110 116 12 90 23 Originated 192 Selected 26 Evaluated 21 Dynamic and solid governance in place 3 12

3 investments in start-ups foster business avenues Eucalyptus Biomaterial Activated carbon biomaterial for new battery types Up to US$ 6.7MN UK Sustainable Packaging Sustainable fiber packaging In progress Carbon and Forest-Tech Big data, AI and climate expertise Up to US$ 1.0MN ISRAEL

Be “Best-in-Class” in the Total Pulp Cost vision

Worldwide, in the long run, will there be enough wood?

According to FAO, consumption increased by 28% in the last three decades, while wood resources decreased by 4%

Supply perspective

- **Climate change impacts**
  - Extreme events
  - Wildfire
  - Pests & diseases
- **Trade restrictions**
- **Restrictions to new plantations**


Russia
Ukraine-Russia war
wood trade sanctions
Portugal and Spain
Wildfires
500 k hectares burnt in 2017
British Columbia and US West
Wildfires
~3.5 MM ha [last 5 years]
Pine beetle
58% of the pine volume affected
Japan & Korea
Increasing
demand
China
Largest wood importer but limited area for expansion
Indonesia
Wildfires
2.6 MM hectares burnt in 2015
Brazil
New pulp capacities
outpaced plantations increase
Chile
Wildfires
1 MM ha affected since 2017

Demand perspective

- **Biomass for energy**
- **Construction applications**
- **Green steel**
- **New pulp projects**
- **Textile wood fiber growth**

Source: FAO (Food and Agriculture Organization) Global forest sector outlook 2050

15

In Brazil, eucalyptus planted area has not kept up with the growing demand for wood-based biomass 16 ¹Ibá - Brazilian Tree Industry | ²IBGE - Brazilian Institute for Geography and Statistics | ³S&P Global Average prices of farmland Reforestation, Pastureland, Grains and Sugarcane, in Real Terms | 4Pöyry/AFRY BRL Price Index Stumpage Over Bark – Real Terms. 199 2018 2019 2020 2021 2022 2023 Pulpwood average BRL market price index eucalyptus4 (base 100 – 2018) 2018 2021 +10% 6.8 7.5 Eucalyptus planted area¹ Million ha 2018 2021 +26% 138 174 Eucalyptus consumption² Million m³ • Increasing planting costs • Climate uncertainty and yield losses in some regions • New pulp projects • Biomass to replace natural gas • Woodchip to grain drying • Biomass for corn ethanol mills Farmland Average BRL Price Index3 (Base 100 – 2018) 162 2018 2019 2020 2021 2022 2023 Rising land prices

In Suzano, “We Plant The Future” aimed at growing yield in the coming years... 17 1Euca farm base = planted & plantable areas. | ²MAI = Mean annual increment | 3Purely illustrative image 1,02 1,10 1,18 2020 2022 2024 E Conservation 1,37 1,49 1,67 2020 2022 2024 E Euca Farm Base¹ Total Suzano area breakdown Million ha +22% Wood productivity multiyear plan MAI² 7 years (yield) expected growth MAI² 7 years (m³/ha) 3 (m³/ha) ~7% ~13% 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 Aspirational Ambition Baseline +92% 2015 2023 Imperatriz: a concrete achievement The evolution of productivity reflects: o Continuous introduction of new genetic material o Repositioning the forest base through climate research and productive potential o Match better clonal allocation with a better environmental zoning (Tetrys allocation) o Best silvicultural practices according to micro regional characteristics (precision silviculture) +15%

… and reducing “farm to mill” radius and reliance on third-party wood/spot market 18 64% 71% 77% 87% 36% 29% 23% 13% 2023E 2024-2025 2026-2028 2029-2032 Own Third-party Average distance from Suzano’s euca farms to mill (km) Wood source breakdown (Million m³) 6% spot market 7% wood partnership 201 186 173 150

MS TRÊS LAGOAS Mill RIBAS DO RIO PARDO Mill In Mato Grosso do Sul, we are building a new showcase in terms of wood competitiveness 19 − “Euca Farms” land bank already stablished − Structural plantation program to be completed by late 2024 / early 2025 − Broadening field silviculture and genetic experiments with continuous introduction of more productive clones Cerrado Uniqueness Average structural radius: 65 km Wood inbound logistics: 50% by six-trailer trucks Flat landscape favoring mechanized plantation Land base: own land, leases and partnerships.

Enhanced structural competitiveness has been mitigating inflationary pressures

VALUE CHAIN

Forest

- Parkia and Caravelas acquisition
- Forest base expansion

Industry

- Retrofits Aracruz and Jacareí
- **New** biomass boiler in Aracruz

Logistics

- Itaqui and Santos ports, expansion and optimization (DPW and T32)
- Maximizing efficiency with new generation of vessels (capacity: 77 kt)

Cash production cost ex-downtimes (R$/t)



883
937
937
918
861
3Q22
4Q22
1Q23
2Q23
3Q23

20

Maintain relevance in Pulp

Cerrado Project Counting down to start-up by June/24 22 % Physical progress: (inside-the-fence¹) 3 43 82 100 2021 2022 2023 Jun. 2024 78% 1 Inside the fence includes investments in industrial and infrastructure. | ² All figures in 2023 currency (in real terms). | ³ Structural cash production cost and sustaining capex, with wood sourcing in regime, as from the beginning of second forestry cycle (2031). 68% Total capex timeline (R$ billion) 6,3 2,6 0,1 0,7 7,4 8,9 5,1 2020 2021 2022 2023 2024 onwards Actual Expected Financial progress (inside-the-fence¹) Cash production cost (R$/t) Ex-downtimes² - After ramp-up: ~R$500/t - Structural³: ~R$400/t

Cerrado Project Counting down to a well executed learning curve 23 - 50 100 150 200 250 Month 1 Month 2 Month 3 Month 4 Month 5 Month 6 Month 7 Month 8 Month 9 Month 10 Month 11Month 12 Accumulated Monthly Monthly production rate (t/month) Learning curve conclusion Scheduled downtime 2 MM t Learning curve of ~9 months

Global hardwood market pulp overview Fiber to Fiber as the main additional demand vector 24 Sources: Suzano BI proprietary models via multiple market sources | ¹Deintegration considers potential volume displacement of high-cost integrated supply in China | ²Substitution of single use plastics (illustrative only). BHKP net growth (Confirmed projects) 2022 2027e 41,3 47,5 +6.2 Mt Upside risk due to unplanned downtimes 37,7 44,4 41,3 47,5 2022 2027e Demand Capacity 91% 93% O.R. Supply & demand scenario overview Strong organic demand growth coupled with the substitution of fiber contributes to a solid operating rate 37,7 42,4 44,4 4,7 2,0 Global BHKP demand 2022 Organic Growth 2027e Additional Fiber to Fiber 2027e Fossil to Fiber² Fiber to Fiber Unleashed potential Other Fibers (softwood, non-wood); Recycled Fiber and declining SOP availability; Deintegration of pulp & paper producers1 +6.7 Mt

37,7 42,4 44,4 4,7 2,0 Other Fibers (softwood, non-wood); Recycled Fiber and declining SOP availability; Deintegration of pulp & paper producers1 Unleashed potential Additional 2022 Organic Growth 2027e Additional Fiber to Fiber 2027e Fossil to Fiber² Fossil to Fiber Global BHKP Demand Overview on fiber to fiber Ongoing softwood dynamics should boost demand for hardwood pulp 25 Sources: Suzano BI proprietary models via multiple market sources | ¹Main players considered: International Paper, Paper Excellence, WestRock, West Fraser, Canfor, Stora Enso, Metsa Fibre, Georgia-Pacific, Mercer, Sodra, UPM, Arauco and Bellesbumprom. At least ≈ 6.7 Mt 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 BSKP BHKP Share of world BCP Demand (%) 53% 61% 47% 39% BSKP net capacity change (Mt)¹ 0.3 -0.7 0.6 -1.3 0.5 -1.5 1.0 -1.2 0.4 -0.6 -0.7 -0.2 New Capacities Permanent Closures Main drivers High technical age of assets Uncertainty of wood availability Low competitiveness vs. hardwood 2020 2021 2022 2023 2024 onwards -0.4 -0.7 -1.0

Overview Supply 2024 Suzano sales volume with Cerrado Project start-up 26 ~ 700 kt SELLABLE CERRADO PULP VOLUME IN 2024: Cerrado Project Commercial & logistics highlights 2Q24 3Q24 Start-up of expanded terminals at Santos Port (DPW and T32) Inventory build-up to meet optimal operational levels and supply chain requirements from our customers 4Q24 Bulk of sellable volumes expected to reach the market

Marginal Cash Costs 27 Sources: Hawkins Wright and Suzano BI | | 1Avg. Quarterly PIX China calculated using only end of the month values within the quarter | 2Marginal Cash Cost analysis conducted by Hawkins Wright considering only market BHKP Over the next five years, market volatility could play an important role, however price valleys should continue to be anchored by marginal cash costs 350 400 450 500 550 600 650 700 750 800 850 900 1Q14 1Q15 1Q16 1Q17 1Q18 1Q19 1Q20 1Q21 1Q22 1Q23 1Q24 BHKP Price1 Marginal Cash Cost2 3Q23 533 USD/t 3Q23 575 USD/t 4Q24 560 USD/t Commodities and Wood availability can influence future costs

Marginal Cash Costs 28 Current price cycle has fostered an increase in market-related downtimes 69% 31% FY2021 60% 40% FY2022 44% 56% YDE 2023e (visible full year effect) 1.0 1.3 1.4 Other Market-related BHKP unexpected downtimes3 (Market Pulp) 300 350 400 450 500 550 600 650 700 750 800 850 900 1Q14 1Q15 1Q16 1Q17 1Q18 1Q19 1Q20 1Q21 1Q22 1Q23 1Q24 BHKP Price Marginal Cash Cost US$ per ton - CIF China Global BHKP marginal cost of production, CIF China (Market Pulp) 3Q23 533 USD/t 4Q24 560 USD/t 3Q23 575 USD/t Sources: Hawkins Wright and Suzano BI | | 1Avg. Quarterly PIX China calculated using only end of the month values within the quarter | 2Marginal Cash Cost analysis conducted by Hawkins Wright considering only market BHKP | 3Downtimes for FY21 and FY22 according with RISI and YTD23 by Suzano Market Intel.

Fluff pulp is a growing market, with demand expected to reach 8 Mt by 2027 29 Source: Price Hanna Hygiene Report. March/2023 and BMA May/2023 0.7 0.8 1.5 1.6 1.6 1.8 2.6 3.6 6.4 7.8 2022 2027 Adult incontinence Baby diapers Feminine hygiene Airlaid/other 78% Top 3 suppliers (located in North America) Other supplier 22% 48% 30% 15% 7% EMEA ASIA NA LATAM +4.2% CAGR Fluff demand by end use category (Mt) Fluff demand by region (%) Fluff global supply (%)

Eucafluff®: Successful fiber to fiber case through innovation 30 LOWER costs REDUCED environmental footprint Thinner, SOFTER and FLEXIBLE cores Eucalyptus fluff advantages: EXTRA DRY skin 0 500 1.000 0 450 8.000 600 150 750 7.000 900 1.500 2.000 2.500 3.000 3.500 4.000 4.500 5.000 5.500 6.000 6.500 7.500 300 1Q STRONG CASH COST COMPETITIVE ADVANTAGE Cash production cost US$/t BEGINNING OF OUR INNOVATION JOURNEY 2016 - 2019 2020 - 2022 2023 PARTNERSHIP WITH GLOBAL PLAYERS FOR THEIR LEADING BRANDS PHASE 1 PHASE 2 PRODUCTION AT FULL CAPACITY FIRST PRODUCTS MADE WITH 100% EUCAFLUFF PHASE 3

Source: Material Fact, filed on October 26th, 2023 Fiber to Fiber: competitiveness and scalability 31 Pulp dryer machine conversion in Limeira mill Capacity 340 kt/y Flex capacity of Eucafluff and/or BHKP Bringing total capacity to 440 kt/y by 2025 Post-conversion cost further elevates our standing within the first quartile of cash cost efficiency Capex R$490 MN Start-up 4Q25

Advance in the links of the chain, always with competitive advantage

Paper & Packaging

Sources: ¹Afry | ²FisherSolver: total mill wood at transfer costs. Includes pulp cost. Historical costs without inflation adjustment | ³Cash Cost 1H2023 *Latam excludes Suzano. 2016 2023e 101 83 66% Coated Uncoated 34% Digitalization pressures P&W declines around the world 17 Mt 2016 – 2023e Demand (MM t)¹ 2016 2017 2018 2019 2020 2021 2022 2023³ 300 350 400 450 500 550 600 Europe LatAm* North America Asia World cash production cost² UWF (USD/t) 1 st Quartile Paper industry shutdowns² 17 Mt of capacity in 6 years Outstanding competitiveness in the global paper industry 34 -3%

Sales transformation Suzano+ CRM and e-commerce Suzano+ 2.0 Omnichannel + AI Suzano+ LatAm Value chain advance and margin increase Customer service and sales process improvement Technology upgrade Data driven and customer service channels expansion Customer experience and customer centricity 2014 2015 2018 2020 2022 2023 Focused on expanding our customer base 35 Total active costumers (‘000) 17.4 25.7 29.4 35.9 43.2 44.7 LTM Sep/23

Cost competitive assets + unmatched go to market + innovation, all driving value creation 36 2014 2015 2016 2017 2018 2019 2020 2021 2022 ¹Excluding Consumer Goods. Historical figures without inflation adjustment ²Excluding impact of Management LTI . Innovation portfolio 2022 goal successfully achieved 6… 2021 2022 Kt 835 945 1.160 918 1.359 1.381 1.307 1.885 2.827 2.801 632 768 970 782 1.152 1.186 1.239 1.608 2.410 2.675 EBITDA (MM BRL) EBITDA/t ² (BRL/t) EBITDA¹ evolution in 10 years LTM Sep’23

Consumer goods

An accretive case of capital allocation with competitive advantages suzano

Value market share 2023 YTD – Brazil[1]


24%
suzano
LEADERSHIP IN BRAZIL
0%
2017
2023

COMPETITIVE ADVANTAGES

- **Distribution**
  - Presence in +200 k costumers in Brazil
  - TOP 1 weighted distribution Brazil [1]
- **Production flexibility and logistics efficiency**
  - 6 mills in Brazil
- **Strong and complementary brands:**
  - Premium segment: Neve – TOP OF MIND[2] brand
  - Mainstream segment: Mimmo – Most present brand in Brazilian homes[3]
- **Category complementarity**
  - Paper towel | Napkin | Wet wipes | NEW: Reusable cloths | Facial tissues | Institutional line
- **Differencial cost competitiveness**
- **VAT monetization**

Source: [1]Nielsen Retail INA + C&C Toilet Paper – Weighted Distribution considers the brand representative in a cluster of most rentable selling points | [2]Folha 2021 | [3]Nielsen Homescan 2021.

38

New investment to enhance competitiveness in the most significant consumption region Source: Material Fact, filed on October 26th, 2023. 39 Capacity 60 kt/y (paper toilet and paper towel) Bringing total capacity to 340 kt/y by 2026 Start-up 1Q26 Capex R$650 MN (Total Capex) Use of VAT (ICMS) credit as funding ~R$130 MN (Net disbursement) New tissue mill in Aracruz - ES

Play a leading role in sustainability

Suzano fully focused on material themes and deliveries

Climate Change

Biodiversity

Territorial Development

Water

Human Rights

Diversity and Inclusion

Supply Chain Management

Innovability

COMMITMENTS TO RENEWING LIFE

Tackle climate change



55%
0
2020
40 MM
2025

22 Mt of carbon removed



54%
0%
2020
15%
2030

Halfway of emissions reduction

Public reports ~80% aligned to TCFD*

Decrease poverty



15%
0
2020
200 k
2030

+29 k people left poverty

Expanding programs to scale up and enhance positive social impacts and income generation

Conserve Biodiversity

The most recent commitment launched

Execution plan designed and set to scale up

Suzano is a TNFD member



PARTNERSHIPS ARE KEY!

Sustainability Report assured and disclosed before Annual Shareholders' Meeting

Source: adherence analysis based on Recommendations Maturity Map da Accounting for Sustainability.

41

Cerrado Project A case towards the SDG Agenda 42 COMMITMENT Generate clean energy Combat climate crisis & Conserve biodiversity Reduce poverty & Ensure education Reduce waste & Protect our water Acting Pillars: − Education − Job generation − Income generation − Public administration − Infrastructure − Rights protection − Health ~180 MW avg surplus Carbon: CO2 /t and MORE FORESTS Biodiversity: regeneration and ecological corridors Greater eco-efficiency agenda Financial Management

0 50 100 150 200 250 ECA - Finnvera IFC Local Debentures (Average) Source: Bloomberg Seizing opportunities with diversified funding sources 44 Estimated cost inside bond yield curve at Issuance (bps) 0.8 0.6 0.6 Size (US$ billion) Issuance Nov/22 Dec/22 Jun-Sep/23 Bond 25 6,53% Bond 26 6,33% Bond 27 6,21% Bond 28 6,66% Bond 29 6,73% Bond 30 6,90% Bond 31 7,07% Bond 32 7,05% Bond 47 7,57% Bond 31 3,95% Bond 32 3,28% Bond 28 2,70% 2% 3% 4% 5% 6% 7% 8% 0 5 10 15 20 25 Yield (%) Average Life (y) Bid Yield for Outstanding Bonds (Oct 23rd, 23) Yield at Issuance (Bonds issued in 2020-21) Trendline for Bid Yield (Oct 2nd, 23)

-1% 6% 5% -1,5% -0,5% 0,5% 1,5% 2,5% 3,5% 4,5% 5,5% 6,5% jan/22 apr/22 jul/22 oct/22 jan/23 apr/23 jul/23 1Total cost of debt in USD adjusted by swap curve on Sep. 30, 2023, for BRL denominated debt. Cash return on cash position held abroad in USD on Sep. 30, 2023. USD cash return Cost of debt ~72% of cash position in USD in the period Debt cost vs. cash return in USD¹ - % p.a. Strong cash position during the intensive capex cycle has limited financial costs versus historical levels 45 Debt carry cost / gain

Cost of carbon emissions is incorporated into financial analysis, to assess risks of future public policies that may increase costs for the company Financial parameters Net present value Payback Shadow price Enabling price Viability assessment, to determine under which carbon market scenario the project under analysis becomes accretive. 75% Capital allocation ESG criteria in decision making process 46 Modernization CAPEX Scoring Impacts on commitments to Renewing Life Qualitative & quantitative parameters 25%

Capital allocation Decision tree Expand boldly into New Markets Be “Best-in-Class” in the Total Pulp Cost vision Advance in the links of the chain, always with competitive advantage Maintain relevance in Pulp Is it an investment with scale and growth opportunity? ⚫ Geographical diversification ⚫ Volatility reduction ⚫ Risks mitigation No Does it create or strengthens a competitive advantage? Share buyback Cash returns Net Debt reduction Other allocations Yes Yes Yes Fit for investment No Other value creation traits No Does it offer adequate profitability and financial return? Is the investment compliant with Suzano´s financial and sustainability policies? Yes No 47 Dividends

13.5 10.4 11.5 3,4 4,3 4,0 1,4 Capital for Allocation Dividends/Share Buyback Modernization and Growth 0.4 0.0 Capital for Allocation Modernization and Growth Dividends/Share Buyback Net Debt 3Q23 Net debt (US$ billion) Deleveraging cycle Capital for allocation focused on strengthening balance sheet Growth cycle Focus on modernization projects, growth and shareholders’ remuneration 4.9x 2.4x 2.7x Net Debt / EBITDA LTM in USD Solid track record on disciplined capital allocation 48 ~ 90% to reduce net debt Net Debt 2021 Net Debt 4Q19

46.40 54.40 Average buyback price Share price Oct/231 : 17% return Share buyback program adding value to shareholders 49 1Closing price of 10/23/2023 Share price (R$) Buyback volume 60 million shares 1 st program (avg. price R$48.33) 2 nd program (avg. price R$46.84) 3 rd program (avg. price R$44.02) 2021 2022 2023 35 40 45 50 55 60 65 70 75

How we reached the first 100 years and will move forward... Q&A Financial discipline Culture and innovability Accretive capital allocation track record Recurring investments in competitiveness Addressable markets expansion Higher cash generation level, post Cerrado Shared value as core to business strategy

Eucalyptus fiber ir.suzano.com.br